UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Progenity, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74319F107

(CUSIP Number)

Andrew C. Hyman, Esq.

Athyrium Capital Management, LP

505 Fifth Avenue, 18th Floor

New York, New York 10017

(212) 402-6925

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person Athyrium Opportunities Fund (A) LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,211,977
	9	Sole dispositive power 0
	10	Shared dispositive power 4,211,977

11	Aggregate amount beneficially owned by each reporting person 4,211,977
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.7%
14	Type of reporting person PN

1	Name of reporting person Athyrium Opportunities Fund (B) LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,329,083
	9	Sole dispositive power 0
	10	Shared dispositive power 2,329,083

11	Aggregate amount beneficially owned by each reporting person 2,329,083
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.5%
14	Type of reporting person PN

1	Name of reporting person Athyrium Opportunities III Co-Invest 1 LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,361,457
	9	Sole dispositive power 0
	10	Shared dispositive power 27,361,457

11	Aggregate amount beneficially owned by each reporting person 27,361,457
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.5%
14	Type of reporting person PN

1	Name of reporting person Athyrium Opportunities III Acquisition LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,256,543
	9	Sole dispositive power 0
	10	Shared dispositive power 7,256,543

11	Aggregate amount beneficially owned by each reporting person 7,256,543
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.6%
14	Type of reporting person PN

1	Name of reporting person Athyrium Opportunities III Acquisition 2 LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,925,812
	9	Sole dispositive power 0
	10	Shared dispositive power 27,925,812

11	Aggregate amount beneficially owned by each reporting person 27,925,812
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.8%
14	Type of reporting person PN

1	Name of reporting person Athyrium Opportunities 2020 LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,583,333
	9	Sole dispositive power 0
	10	Shared dispositive power 4,583,333

11	Aggregate amount beneficially owned by each reporting person 4,583,333
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.9%
14	Type of reporting person PN

1	Name of reporting person Athyrium Opportunities Associates LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,541,060
	9	Sole dispositive power 0
	10	Shared dispositive power 6,541,060

11	Aggregate amount beneficially owned by each reporting person 6,541,060
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person PN

1	Name of reporting person Athyrium Opportunities Associates GP LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,541,060
	9	Sole dispositive power 0
	10	Shared dispositive power 6,541,060

11	Aggregate amount beneficially owned by each reporting person 6,541,060
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person OO

1	Name of reporting person Athyrium Capital Management, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,541,060
	9	Sole dispositive power 0
	10	Shared dispositive power 6,541,060

11	Aggregate amount beneficially owned by each reporting person 6,541,060
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person PN / IA

1	Name of reporting person Athyrium Capital Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,541,060
	9	Sole dispositive power 0
	10	Shared dispositive power 6,541,060

11	Aggregate amount beneficially owned by each reporting person 6,541,060
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person OO

1	Name of reporting person Jeffrey A. Ferrell
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 73,668,205
	9	Sole dispositive power 0
	10	Shared dispositive power 73,668,205

11	Aggregate amount beneficially owned by each reporting person 73,668,205
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 47.0%
14	Type of reporting person IN

1	Name of reporting person Athyrium Opportunities Advisers LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,541,060
	9	Sole dispositive power 0
	10	Shared dispositive power 6,541,060

11	Aggregate amount beneficially owned by each reporting person 6,541,060
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person OO / IA

1	Name of reporting person NB Alternatives Advisers LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,541,060
	9	Sole dispositive power 0
	10	Shared dispositive power 6,541,060

11	Aggregate amount beneficially owned by each reporting person 6,541,060
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person OO / IA

1	Name of reporting person NB Alternatives GP Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,541,060
	9	Sole dispositive power 0
	10	Shared dispositive power 6,541,060

11	Aggregate amount beneficially owned by each reporting person 6,541,060
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person OO

1	Name of reporting person NB Alternatives Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,541,060
	9	Sole dispositive power 0
	10	Shared dispositive power 6,541,060

11	Aggregate amount beneficially owned by each reporting person 6,541,060
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person OO

1	Name of reporting person Athyrium Opportunities Associates Co-Invest LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,361,457
	9	Sole dispositive power 0
	10	Shared dispositive power 27,361,457

11	Aggregate amount beneficially owned by each reporting person 27,361,457
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.5%
14	Type of reporting person OO

1	Name of reporting person Athyrium Funds GP Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 67,127,145
	9	Sole dispositive power 0
	10	Shared dispositive power 67,127,145

11	Aggregate amount beneficially owned by each reporting person 67,127,145
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 42.8%
14	Type of reporting person OO

1	Name of reporting person Athyrium Opportunities Associates III LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 39,765,688
	9	Sole dispositive power 0
	10	Shared dispositive power 39,765,688

11	Aggregate amount beneficially owned by each reporting person 39,765,688
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 25.4%
14	Type of reporting person PN

1	Name of reporting person Athyrium Opportunities Associates III GP LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 39,765,688
	9	Sole dispositive power 0
	10	Shared dispositive power 39,765,688

11	Aggregate amount beneficially owned by each reporting person 39,765,688
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 25.4%
14	Type of reporting person OO

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on July 6, 2020, as amended by Amendment No. 1 thereto filed with the SEC on December 7, 2020, and as amended by Amendment No. 2 thereto filed with the SEC on June 21, 2021 (as amended to date, this “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Progenity, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 4330 La Jolla Village Drive, Suite 200, San Diego, California 92122.

Item 2.	Identity and Background.

(a)-(c) & (f) This Schedule 13D is filed jointly by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934:

(1) Athyrium Opportunities Fund (A) LP, a Delaware limited partnership (“Fund A”), is an investment partnership engaged in the business of making equity and debt investments;

(2) Athyrium Opportunities Fund (B) LP, a Delaware limited partnership (“Fund B” and, together with Fund A, the “Joint Funds”), is an investment partnership engaged in the business of making equity and debt investments;

(3) Athyrium Opportunities III Co-Invest 1 LP, a Delaware limited partnership (“Co-Invest LP”), is an investment partnership engaged in the business of making equity and debt investments;

(4) Athyrium Opportunities III Acquisition LP, a Delaware limited partnership (“Acquisition LP”), is an investment partnership engaged in the business of making equity and debt investments;

(5) Athyrium Opportunities III Acquisition 2 LP, a Delaware limited partnership (“Acquisition 2 LP” and, together with Acquisition LP, the “AOIII Acquisition Funds”), is an investment partnership engaged in the business of making equity and debt investments;

(6) Athyrium Opportunities 2020 LP, a Delaware limited partnership (“2020 LP” and, together with the Joint Funds, Co-Invest LP and the AOIII Acquisition Funds, the “Funds”), is an investment partnership engaged in the business of making equity and debt investments;

(7) Athyrium Opportunities Associates LP, a Delaware limited partnership (“Associates LP”), is engaged in the business of being the general partner of the Joint Funds;

(8) Athyrium Opportunities Associates GP LLC, a Delaware limited liability company (“Associates GP”), is engaged in the business of being the general partner of Associates LP;

(9) Athyrium Capital Management, LP, a Delaware limited partnership (“ACM”), is engaged in the business of being a member of Associates GP and an investment sub-adviser to Opportunities Advisers (as defined below);

(10) Athyrium Capital Holdings, LLC, a Delaware limited liability company (“ACH”), is engaged in the business of being the general partner of ACM;

(11) Jeffrey A. Ferrell is an individual citizen of the United States whose principal occupation is to serve as the Managing Member of ACH and GP Holdings (as defined below) and the President of ACM, Associates GP, Associates III GP (as defined below) and Associates Co-Invest (as defined below);

(12) Athyrium Opportunities Advisers LLC, a Delaware limited liability company (“Opportunities Advisers”), is engaged in the business of being an investment adviser to the Joint Funds;

(13) NB Alternatives Advisers LLC, a Delaware limited liability company (“Alternatives Advisers”), is engaged in the business of being the sole member of Opportunities Advisers;

(14) NB Alternatives GP Holdings LLC, a Delaware limited liability company (“Alternatives GP”), is engaged in the business of being a member of Associates GP;

(15) NB Alternatives Holdings LLC, a Delaware limited liability company (“Alternatives Holdings”), is engaged in the business of being the sole member of Alternatives GP and a member of Alternatives Advisers;

(16) Athyrium Opportunities Associates Co-Invest LLC, a Delaware limited liability company (“Associates Co-Invest”), is engaged in the business of being the general partner of Co-Invest LP;

(17) Athyrium Funds GP Holdings LLC, a Delaware limited liability company (“GP Holdings”), is engaged in the business of being the managing member of Associates Co-Invest and Associates III GP (as defined below);

(18) Athyrium Opportunities Associates III LP, a Delaware limited partnership (“Associates III LP”), is engaged in the business of being the general partner of the AOIII Acquisition Funds and 2020 LP; and

(19) Athyrium Opportunities Associates III GP LLC, a Delaware limited liability company (“Associates III GP”), is engaged in the business of being the general partner of Associates III LP.

The persons described in (1) through (19) above are referred to herein as the “Reporting Persons.” A list of the directors, executive officers, managers, members and partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) is attached hereto as Annex A and is incorporated by reference herein. To the knowledge of the Reporting Persons, each of the Covered Persons that is a natural person is a United States citizen, except for Elin Strong, who is a citizen of Norway.

The principal business address of each of the Reporting Persons listed as (1)-(2), (7)-(8), (12) and (15), and each Covered Person associated with the foregoing Reporting Persons, is c/o NB Alternatives Advisers LLC, 1290 Avenue of the Americas, New York, New York 10104.

The principal business address of each of the Reporting Persons listed as (3)-(6), (9)-(11) and (16)-(19) and each associated Covered Person is c/o Athyrium Capital Management, LP, 505 Fifth Avenue, Floor 18, New York, New York 10017.

The principal business address of each of the Reporting Persons listed as (13)-(14), and each Covered Person associated with the foregoing Reporting Persons, is c/o NB Alternatives Advisers LLC, 325 N. Saint Paul Street, Suite 4900, Dallas, TX 75201.

(d) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On December 17, 2018, the SEC announced that Alternatives Advisers, without admitting or denying any wrongdoing, consented to the entry of an order (the “Order”) by the SEC focused solely on certain expense allocations relating to the Business Services Platform (the “BSP”), a team within the Dyal Capital Partners (“Dyal”) division focused on providing client development, talent management, operational advisory and other services to the partner managers in which the Dyal funds invest. Following the completion of the Blue Owl transaction (as described below), no businesses of Alternatives Advisers utilize the BSP and allocates the expense associated with the BSP to an Alternatives Advisers-advised fund. The SEC Order had no finding of intentional wrongdoing or fraud, and found that the issues relating to the BSP expenses ceased in 2017. According to the SEC Order, with respect to certain of the Dyal funds, the Dyal funds’ manager did not appropriately allocate a portion of the BSP expenses to certain Dyal funds and did not have proper policies and procedures in place to ensure that all allocations were related to the utilization of the BSP. The SEC Order required Alternatives Advisers to cease and desist from committing or causing any violations and future violations of Sections 206(2) and 206(4) of the Advisers Act, as amended, and Rules 206(4)-7 and 206(4)-8 thereunder. Alternatives Advisers agreed as part of the settlement to pay disgorgement of $2,073,988 (plus prejudgment interest of $284,620) to certain Dyal funds covering 2012-2016, and pay a civil monetary penalty of $375,000 to the SEC. The civil monetary penalty was satisfied on January 3, 2019. The disgorgement and prejudgment interest was satisfied on June 7, 2019. On May 19, 2021, the strategic combination between Dyal and Owl Rock Capital Group became effective, and Dyal is now part of Blue Owl Capital Inc. (“Blue Owl”), a company that trades on the NYSE as “OWL.”

Other than as disclosed in the foregoing paragraph, during the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 27, 2017, the Company and Co-Invest LP entered into a Series B Preferred Stock Purchase Agreement (the “2017 Series B Stock Purchase Agreement”), which provided for the sale of shares of Series B Preferred Stock at a purchase price of $3.53 per share for an aggregate purchase price of $50.0 million. Also on October 27, 2017, the Company issued the Warrant (as defined below) to Co-Invest LP providing the right to purchase additional shares of Series B Preferred Stock.

On August 27, 2019, the Company and Acquisition LP entered into a Series B Preferred Stock Purchase Agreement pursuant to which Acquisition LP purchased shares of Series B Preferred Stock at $2.75 per share for an aggregate purchase price of $25.0 million. Also on August 27, 2019, the Company exchanged shares of its Series B Preferred Stock for the shares of its Series A-1 Preferred Stock held by the Joint Funds, which were acquired on June 12, 2013 for an aggregate purchase price of $11.2 million.

On November 12, 2019, the Company and Acquisition LP entered into a Series B Stock Preferred Stock Purchase Agreement (the “2019 Series B Stock Purchase Agreement”) pursuant to which Acquisition LP purchased additional shares of Series B Preferred Stock at $2.25 per share for an aggregate purchase price of $25.0 million. The conversion price of the Series B Preferred Stock and exercise price of the Warrant were lowered from $2.75 to $2.25 per share (or $13.90 per share as a result of the reverse stock split effected on June 10, 2020). Also on November 12, 2019, Acquisition 2 LP acquired all of the securities of the Company held by Acquisition LP.

On December 19, 2019 and February 28, 2020, Acquisition 2 LP purchased additional shares of Series B Preferred Stock pursuant to the 2019 Series B Stock Purchase Agreement for an aggregate purchase price of $25.0 million and $10.0 million, respectively, at a purchase price of $2.25 per share.

On March 31, 2020, Co-Invest LP and the Company entered into the First Amendment to the Credit Agreement (the “Credit Agreement Amendment”) providing for the payment in shares of the Company’s Series B Preferred Stock of the interest on the amount outstanding under the applicable credit agreement.

On April 3, 2020, the Company and Acquisition 2 LP entered into a Series B Preferred Stock Purchase Agreement pursuant to which Acquisition 2 LP purchased additional shares of Series B Preferred Stock at $2.25 per share for an aggregate purchase price of $10.0 million.

On May 8, 2020, the Company and 2020 LP entered into a Note Purchase Agreement pursuant to which 2020 LP purchased an unsecured convertible promissory note (the “Convertible Promissory Note”) with an annual interest rate of 8.0% and in an aggregate principal amount of $15.0 million.

In connection with the consummation of the Company’s initial public offering of its Common Stock, the Series B Preferred Stock and the Convertible Promissory Note converted, automatically and without any additional consideration, into 18,319,853 and 1,250,000 shares, respectively, of Common Stock. Further, on June 23, 2020, in connection with the initial public offering of the Company’s Common Stock, 2020 LP purchased 3,333,333 shares of Common Stock at a price of $15.00 per share. The funds used to purchase such shares were composed of the investment capital of 2020 LP.

On December 7, 2020, the Company consummated a follow-on public offering of its Common Stock and a concurrent private placement of its 7.25% convertible senior notes due 2025 (the “7.25% Convertible Notes”). Acquisition 2 purchased 4,128,440 shares of Common Stock, and Acquisition LP purchased an aggregate principal amount of $25,000,000 of the 7.25% Convertible Notes in connection with the offerings. Such shares of Common Stock were purchased for $3.27 per share of Common Stock for an aggregate purchase price of $13.5 million, and such 7.25% Convertible Notes were purchased for $25.0 million in cash, in each case at the same price offered to the public. The funds used to purchase such shares and 7.25% Convertible Notes, as applicable, were composed of the investment capital of the applicable Fund. At the same time, Co-Invest LP consummated an agreement to receive an aggregate principal amount of $78,500,000 of the 7.25% Convertible Notes and $95,833.33 in cash in exchange for the cancellation of the $78.6 million in principal and accrued and unpaid interest outstanding, as well as a prepayment penalty, under the Company’s credit agreement for which Co-Invest LP acted as the lender and collateral agent.

On June 1, 2021, Acquisition LP and Co-Invest LP entered into a Consent and Waiver Agreement and, on May 27, 2021, a Stock Issuance Agreement (the “Stock Issuance Agreement”), each with the Company, pursuant to which Acquisition LP and Co-Invest LP agreed to forgo and waive their right to receive interest in cash due on the 7.25% Convertible Notes held by Acquisition LP and Co-Invest LP, in exchange for the issuance of shares of Common Stock equal to $3,626,812.50, the amount of cash interest so waived, for a price of $2.86 per share. Pursuant to the Stock Issuance Agreement, Acquisition LP acquired 306,308 shares of Common Stock and Co-Invest LP acquired 961,807 shares of Common Stock.

On June 14, 2021, the Company consummated a private placement of units (the “Private Placement”), with each unit consisting of one share of Common Stock and the right to buy an additional share of Common Stock for the exercise price specified in the warrant conferring such right (the “Common Stock Warrant”). In connection with the Private Placement, Acquisition 2 LP purchased 8,097,166 units for a price of $2.47 per unit and with an aggregate purchase price of $20.0 million.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed herein. Without limiting the foregoing, and subject to any applicable limitations described in Item 6 below, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

In addition, the Reporting Persons have had and intend to continue having discussions, from time to time, with management and the board of directors of the Company, and may engage with other stockholders or securityholders of the Company and other relevant parties, or take other actions concerning, the Company’s business, lines of business, operations, strategy, previously announced restructuring, plans and prospects; any extraordinary corporate transactions (including, but not limited to, a merger, reorganization or liquidation); sales of a material amount of assets or divestitures; a change in the board of directors or management; a material change in the capitalization or dividend policies; other material changes in the Company’s business, lines of business, or corporate structure; or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Company, the foregoing is subject to change at any time.

The information set forth under Items 3 and 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The Reporting Persons beneficially own in the aggregate 73,668,205 shares of Common Stock, which represents approximately 47.0% of the outstanding shares of Common Stock. All calculations of percentage ownership in this Schedule 13D are based on (i) 79,406,317 shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, (ii) plus 40,000,000 shares of Common Stock issued by the Company on August 24, 2021 in a registered public offering, and (iii) plus the shares issuable upon conversion of the 7.25% Convertible Notes held by the Reporting Persons and upon exercise of the Warrant and the Common Stock Warrant by the Reporting Persons.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons’ status as a director, executive officer, manager, member or partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

In accordance with the SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “NB Alts Reporting Units”) of Neuberger Berman Group LLC and its subsidiaries and affiliates (collectively, “NBG”). This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of NBG whose ownership of securities is disaggregated from that of the NB Alts Reporting Units in accordance with the Release.

(c) Except as described in Item 3 of this Schedule 13D, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has had any transactions in the Common Stock during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Fourth Amended and Restated Investors’ Rights Agreement

On August 27, 2019, the Joint Funds, Co-Invest LP and Acquisition LP (the “Athyrium Parties”) entered into a fourth amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) with the Company and the other stockholders of the Company. The Investors’ Rights Agreement provides that the stockholders of the Company have certain registration rights described below. On November 12, 2019, in connection with its acquisition of the securities of the Company previously held by Acquisition LP, Acquisition 2 LP signed a joinder agreement to the Investors’ Rights Agreement and became one of the Athyrium Parties discussed below.

The registration rights described below will expire (i) five years after the completion of the Company’s initial public offering, (ii) with respect to any Athyrium Party, at the time such Athyrium Party can sell all of its registrable securities under Rule 144 or another similar exemption under the Securities Act of 1933, as amended (the “Securities Act”), without limitation during a three-month period without registration or (iii) upon termination of the Investors’ Rights Agreement.

The key registration rights under the Investors’ Rights Agreement are as follows:

•

Demand Registration Rights. At any time beginning 210 days after the effective date of the registration statement for the Company’s initial public offering, the holders of 50% or more of the registrable securities then outstanding may make a written request that the Company register all or a portion of their shares, subject to certain specified exceptions and conditions. The Company will then prepare and file a registration statement as requested, unless, in the good faith judgment of the Company’s board of directors, such registration would be seriously detrimental to the Company and its stockholders and filing should be deferred.

•

Piggyback Registration Rights. Subject to certain specified exceptions, if the Company proposes to register any of its securities under the Securities Act either for its own account or for the account of other stockholders, the holders of shares having registration rights are entitled to written notice and certain “piggyback” registration rights allowing them to include their shares in the Company’s registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, in their sole discretion, to limit the number of shares included in any such offering under certain circumstances, but not below 15% of the total amount of securities included in such offering, unless all securities, other than the Company’s securities, are entirely excluded from the offering.

•

Form S-3 Registration Rights. At any time after the Company is qualified to file a registration statement on Form S-3, and subject to limitations and conditions, the holders of 50% or more of the registrable securities then outstanding are entitled to written notice of such registration and may make a written request that the Company prepare and file a registration statement on Form S-3 under the Securities Act covering their shares. The Company will then prepare and file the Form S-3 registration statement as requested, unless, in the good faith judgment of the Company’s board of directors, such registration would be seriously detrimental to the Company and its stockholders and filing should be deferred.

On November 10, 2020, the Company and the other stockholders party thereto entered into Amendment No. 1 to the Investors’ Rights Agreement in order to provide for the registration of the shares of Common Stock issued or issuable upon conversion of the Convertible Promissory Note.

On December 7, 2020, the Company and the other stockholders party thereto entered into Amendment No. 2 to the Investors’ Rights Agreement in order to provide for the registration of the shares of Common Stock issued or issuable upon conversion of the 7.25% Convertible Notes.

On May 31, 2021, the Company and the other stockholders party thereto entered into Amendment No. 3 to the Investors’ Rights Agreement in order to provide for the registration of the shares of Common Stock issued pursuant to the Stock Issuance Agreement.

On August 19, 2021, in connection with the proposed sale by the Company of Common Stock and warrants to purchase Common Stock pursuant to the Company’s registration statement on Form S-3 filed with the SEC on July 30, 2021 (the “Shelf Registration Statement”), the Company and the stockholders party to the Investors’ Rights Agreement entered into that certain Notice and Waiver, pursuant to which such stockholders waived their respective right to request that the Company include the securities registrable pursuant to the Investor Rights Agreement among the securities registered on the Shelf Registration Statement.

Lock-Up Agreement

On June 9, 2021, Jeffrey A. Ferrell entered into a lock-up agreement (“Lock-Up Agreement”) with Piper Sandler & Co. (“Piper Sandler”) as private placement agent whereby Mr. Ferrell agreed that, for a period of 90 days following the date of the Lock-Up Agreement subject to certain exceptions, that he will not, directly or indirectly, offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of any of shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of Common Stock (collectively, the “Lock-Up Restrictions”). Piper Sandler may, in its sole discretion, release all or any portion of the shares from the Lock-Up Restrictions.

Series B Preferred Stock Purchase Warrant

On October 27, 2017, the Company issued a Series B Preferred Stock Purchase Warrant (as amended, modified, restated, refinanced, replaced or supplemented from time to time, the “Warrant”) to Co-Invest LP as registered holder. Following the initial public offering of the Company, the Warrant is exercisable into 400,160 shares of Common Stock at an exercise price of $13.90 per share, at any time on or prior to its expiration on October 27, 2022.

7.25% Convertible Notes

On December 7, 2020, the Company issued a new series of 7.25% Convertible Notes. The 7.25% Convertible Notes were issued pursuant to, and are governed by, an indenture (the “Indenture”), dated as of December 7, 2020, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee. The initial conversion rate is 278.0094 shares of Common Stock per $1,000 principal amount of 7.25% Convertible Notes, which represents an initial conversion price of approximately $3.60 per share of Common Stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

Common Stock Warrant

On June 14, 2021, the Company issued a Common Stock Warrant to Acquisition 2 LP as registered holder. The Common Stock Warrant is exercisable into 8,097,166 shares of Common Stock at an exercise price of $2.84 per share, at any time and from time to time prior to its expiration on June 14, 2026.

The foregoing summary of the Investors’ Rights Agreement, Lock-up Agreement, Warrant, 7.25% Convertible Notes and Common Stock Warrant is qualified in its entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, which agreement is set forth on the signature page to this Schedule 13D.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the common stock of the Company owned by the Funds.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Fourth Amended and Restated Investors’ Rights Agreement, dated August 27, 2019, by and among the Company and certain of its stockholders (Incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-1 filed on May 27, 2020).

Exhibit 99.2	Amendment No. 1 to Fourth Amended and Restated Investors’ Rights Agreement, dated as of November 10, 2020, by and among the Company and certain of its stockholders (Incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form S-1 filed on December 1, 2020).

Exhibit 99.3	Amendment No. 2 to Fourth Amended and Restated Investors’ Rights Agreement, dated as of December 7, 2020, by and among the Company and certain of its stockholders (Incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by the Reporting Persons on December 11, 2020).

Exhibit 99.4	Amendment No. 3 to Fourth Amended and Restated Investors’ Rights Agreement, dated as of May 31, 2021, by and among the Company and certain of its stockholders (Incorporated by reference to Exhibit 99.4 to the Schedule 13D/A filed by the Reporting Persons on June 21, 2021).

Exhibit 99.5	Notice and Waiver, dated as of August 19, 2021, by and among the Company and certain of its stockholders.

Exhibit 99.6	Series B Preferred Stock Purchase Warrant (Incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 filed on May 27, 2020).

Exhibit 99.7	First Amendment to Series B Preferred Stock Purchase Warrant (Incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-1 filed on May 27, 2020).

Exhibit 99.8	Second Amendment to Series B Preferred Stock Purchase Warrant (Incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-1 filed on May 27, 2020).

Exhibit 99.9	Form of Certificate Representing the 7.25% Convertible Notes (Incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on December 7, 2020).

Exhibit 99.10	Indenture, dated as of December 7, 2020, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on December 7, 2020).

Exhibit 99.11	Form of Warrant (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on June 14, 2021).

Exhibit 99.12	Form of Lock-Up Agreement, dated as of June 9, 2021, between the Company and the holder thereto (Incorporated by reference to Exhibit C to the Securities Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 14, 2021).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the common stock of the Company.

Dated as of August 27, 2021.

ATHYRIUM OPPORTUNITIES FUND (A) LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES FUND (B) LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES ASSOCIATES LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

ATHYRIUM CAPITAL MANAGEMENT, LP

By:	/s/ Jeffrey A. Ferrell
Name:	Jeffrey A. Ferrell
Title:	President

ATHYRIUM CAPITAL HOLDINGS, LLC

By:	/s/ Jeffrey A. Ferrell
Name:	Jeffrey A. Ferrell
Title:	Managing Member

/s/ Jeffrey A. Ferrell
JEFFREY A. FERRELL

ATHYRIUM OPPORTUNITIES ADVISERS LLC

	By:	NB ALTERNATIVES ADVISERS LLC,
its Sole Member

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

NB ALTERNATIVES ADVISERS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NB ALTERNATIVES GP HOLDINGS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NB ALTERNATIVES HOLDINGS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES 2020 LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES III LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES III GP LLC, its General Partner

	By:	/s/ Andrew Hyman
	Name:	Andrew Hyman
	Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES III ACQUISITION LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES III LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES III GP LLC, its General Partner

	By:	/s/ Andrew Hyman
	Name:	Andrew Hyman
	Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES III ACQUISITION 2 LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES III LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES III GP LLC, its General Partner

	By:	/s/ Andrew Hyman
	Name:	Andrew Hyman
	Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES III CO-INVEST 1 LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES CO-INVEST LLC, its General Partner

By:	/s/ Andrew Hyman
Name:	Andrew Hyman
Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES ASSOCIATES CO-INVEST LLC

By:	/s/ Andrew Hyman
Name:	Andrew Hyman
Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES ASSOCIATES III GP LLC

By:	/s/ Andrew Hyman
Name:	Andrew Hyman
Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES ASSOCIATES III LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES III GP LLC, its General Partner

By:	/s/ Andrew Hyman
Name:	Andrew Hyman
Title:	Senior Vice President, Secretary

ATHYRIUM FUNDS GP HOLDINGS, LLC

By:	/s/ Jeffrey A. Ferrell
Name:	Jeffrey A. Ferrell
Title:	Managing Member

ANNEX A

Other than as set forth below, and in the Schedule 13D to which this Annex A is attached, none of the Reporting Persons have appointed any executive officers or directors.

Athyrium Opportunities Associates GP LLC

The name and principal occupation of each of the members and executive officers of Athyrium Opportunities Associates GP LLC are listed below:

Name	Principal Occupation
Athyrium Capital Management, LP	N/A (Member)
NB Alternatives GP Holdings LLC	N/A (Member)
Jeffrey A. Ferrell	President
Samuel Porat	President
Paul Wakefield	Senior Vice President
Andrew C. Hyman	Senior Vice President
Jeremy Lack	Senior Vice President
Christian Neira	Managing Director and Assistant Secretary
Kelly Maughan	Senior Vice President and Assistant Secretary
Kimberly Marlar	Vice President and Assistant Secretary
Courtney Paul	Vice President

Athyrium Capital Management, LP

The name and principal occupation of each of the members and executive officers of Athyrium Capital Management, LP are listed below:

Name	Principal Occupation
Athyrium Capital Holdings, LLC	N/A (General Partner)
Jeffrey A. Ferrell	President
Jeremy D. Lack	President
Andrew C. Hyman	Senior Vice President, Secretary
Paul A. Wakefield	Senior Vice President
Courtney Paul	Vice President, Assistant Secretary
Rashida Adams	Vice President

Athyrium Capital Holdings, LLC

The name and principal occupation of each of the members of Athyrium Capital Holdings, LLC is listed below:

Name	Principal Occupation
Jeffrey A. Ferrell	Managing Member
Jeremy D. Lack	Member

Athyrium Opportunities Advisers LLC

The name and principal occupation of each of the members and executive officers of Athyrium Opportunities Advisers LLC are listed below:

Name	Principal Occupation
NB Alternatives Advisers LLC	N/A (Member)
Anthony Tutrone	Chief Executive Officer and Managing Director
Samuel Porat	Managing Director
Christian Neira	Managing Director
Brien Smith	Managing Director and Chief Operating Officer
Mark Salzberg	Senior Vice President and Chief Compliance Officer
Kelly Maughan	Senior Vice President
Teale Long	Senior Vice President
Leila Biederman	Senior Vice President
Kimberly Marlar	Vice President and Assistant Secretary

NB Alternatives Advisers LLC

The name and principal occupation of each of the members and executive officers of NB Alternatives Advisers LLC are listed below:

Name	Principal Occupation
NB Alternatives Holdings LLC	N/A (Member)
Neuberger Berman AA LLC	N/A (Member)
Anthony Tutrone	Chief Executive Officer and Managing Director
John Buser	President and Managing Director
D. Pike Aloian	Managing Director
William Arnold	Managing Director
Baffour Asante-Abedi	Managing Director
Milca Beltre	Managing Director and Assistant Treasurer
Matthew Bird	Managing Director
Peter Bock	Managing Director
James Bowden	Managing Director
Manuela Cattaneo	Managing Director
Kent Chen	Managing Director
Patrick Deaton	Managing Director
Paul Daggett	Managing Director
Peter DiFiore	Managing Director
Cedric Drui	Managing Director
Ethan Falkove	Managing Director
Jose Luis Gonzalez Pastor	Managing Director
Ian Haas	Managing Director
Justin Hakimian	Managing Director
David Haltiner	Managing Director
Fred Ingham	Managing Director
Matthew Kaplan	Managing Director
Susan Kasser	Managing Director
Maura Reilly Kennedy	Managing Director
Scott Koenig	Managing Director

Andrew Komaroff	Managing Director and Chief Administrative Officer
David Kupperman	Managing Director
Michael Kramer	Managing Director
Zhengyuan Lu	Managing Director
David Lyon	Managing Director
Jeff Majit	Managing Director
David Morse	Managing Director
Christian Neira	Managing Director and Secretary
Josh Overbay	Managing Director
Philipp Patschkowski	Managing Director
Tristram Perkins	Managing Director
Benjamin Perl	Managing Director
Samuel Porat	Managing Director
Will Proctor	Managing Director
Joanna Rocha Scaff	Managing Director
Michael Schwartz	Managing Director
Linda Sharaby	Managing Director and Assistant Secretary
Jonathan Shofet	Managing Director
Zachary Sigel	Managing Director
Andrew Silberstein	Managing Director
Brien Smith	Managing Director and Chief Operating Officer
Peter Sterling	Managing Director
David Stonberg	Managing Director
Brian Talbot	Managing Director
Elizabeth Traxler	Managing Director
Peter Von Lehe	Managing Director
Jacquelyn Wang	Managing Director
Matthew Wolpert	Managing Director
Yoshiyuki Yagisawa	Managing Director
Patricia Miller Zollar	Managing Director
Jay Berger	Senior Vice President
Leila Biederman	Senior Vice President and Assistant Secretary
Mark Bonner Jr.	Senior Vice President
Kaci Boyer	Senior Vice President
Jeffrey Brooks	Senior Vice President
Michael Chinni	Senior Vice President and Controller
Kevin Chiu	Senior Vice President
Alex Conyers	Senior Vice President
Alexandra Cooke	Senior Vice President
Tyler Czinege	Senior Vice President
Krystle DaSilva	Senior Vice President
Michelle De Piante	Senior Vice President
Jeannette Donkervoet	Senior Vice President
Dominique Drenckhahn	Senior Vice President
Hiroyki Fukuda	Senior Vice President
Frank Guglielmo	Senior Vice President
Henry Herms	Senior Vice President
Boryana Karastoyanova	Senior Vice President

Avery Kiser	Senior Vice President
Victor Ko	Senior Vice President
Nikhil Krishnan	Senior Vice President
Eric Lai	Senior Vice President
Steven Lloyd	Senior Vice President
Teale Long	Senior Vice President and Assistant Secretary
Farshad Mashayekhi	Senior Vice President
Doug Manor	Senior Vice President and Principal
Kelly Maughan	Senior Vice President
Joshua Miller	Senior Vice President and Principal
Sandeep Mirani	Senior Vice President
Michael O’Neill	Senior Vice President
Jacqueline Reshef	Senior Vice President
Ted Rykowski	Senior Vice President
Mark Salzberg	Senior Vice President and Chief Compliance Officer
Paresh Shah	Senior Vice President
Rishi Shah	Senior Vice President
Michael Smith	Senior Vice President
Niketh Velamoor	Senior Vice President and Senior Anti-Money Laundering Officer
Sophie Ware	Senior Vice President
Madeline Wick	Senior Vice President
Matt Wiener	Senior Vice President and Principal
Brock Williams	Senior Vice President and Principal
Dean Winick	Senior Vice President
David Zolot	Senior Vice President
Julie Atwell	Vice President
Faryn Altschuler	Vice President
Jeremy Deutsch	Vice President
Colin Foley	Vice President
Mario Giuliani	Vice President
David Leimgruber	Vice President
Yilun Li	Vice President
Amy Liu	Vice President
Manuel Lorenzo	Vice President
Jordan Mark	Vice President
Kimberly Marlar	Vice President and Assistant Secretary
Di Meng	Vice President
Yi Pan	Vice President
Declan Redfern	Vice President
Christopher Rosser	Vice President
Jocelyn Ryan	Vice President and Assistant Secretary
Ana Roa Sarmiento	Vice President
Giannina Sy	Vice President
Matthew Tai	Vice President
Langston Theis	Vice President
Kimberly Yuhas	Vice President and Assistant Secretary
Leo Viola	Senior Vice President and Treasurer

NB Alternatives GP Holdings LLC

The name and principal occupation of each of the members and executive officers of NB Alternatives GP Holdings LLC are listed below:

Name	Principal Occupation
NB Alternatives Holdings LLC	N/A (Member)
Anthony Tutrone	Director, Chief Executive Officer and Managing Director
John Buser	President and Managing Director
Andrew Komaroff	Managing Director and Chief Administrative Officer
William Arnold	Managing Director
Manuela Cattaneo	Managing Director
Matthew Kaplan	Managing Director
David Morse	Managing Director
Christian Neira	Managing Director and Assistant Secretary
Tristram Perkins	Managing Director
Jonathan Shofet	Managing Director
Brien Smith	Managing Director and Chief Operating Officer
David Stonberg	Managing Director
Mark Salzberg	Senior Vice President and Chief Compliance Officer
Henry Herms	Senior Vice President
Michael Beebe	Senior Vice President
Kimberly Marlar	Vice President and Assistant Secretary
Leo Viola	Treasurer
Milca Beltre	Head of Tax

NB Alternatives Holdings LLC

The name and principal occupation of each of the members and executive officers of NB Alternatives Holdings LLC are listed below:

Name	Principal Occupation
Neuberger Berman AA LLC	N/A (Member)
Neuberger Berman Group LLC	N/A (Member)
Andrew Komaroff	Director, President and Chief Executive Officer
William Arnold	Chief Financial Officer and Executive Vice President
Heather Zuckerman	Executive Vice President
Leo Anthony Viola	Treasurer
Milca Beltre	Head of Tax and Managing Director
Kelly Maughan	Assistant Treasurer
Linda Sharaby	Secretary
Elvira DeCaro	Assistant Secretary
Christian Neira	Managing Director
Michael Chinni	Controller

Athyrium Opportunities Co-Invest LLC

The name and principal occupation of each of the members and executive officers of Athyrium Opportunities Co-Invest LLC are listed below:

Name	Principal Occupation
Athyrium Funds GP Holdings LLC	N/A (Managing Member)
Jeffrey A. Ferrell	President
Jeremy D. Lack	President
Andrew C. Hyman	Senior Vice President, Secretary
Paul A. Wakefield	Senior Vice President
Courtney Paul	Vice President, Assistant Secretary
Elin Strong	Vice President
Rashida Adams	Vice President

Athyrium Opportunities Associates III GP LLC

The name and principal occupation of each of the members and executive officers of Athyrium Opportunities Associates III GP LLC are listed below:

Name	Principal Occupation
Athyrium Funds GP Holdings LLC	N/A (Managing Member)
Jeffrey A. Ferrell	President
Jeremy D. Lack	President
Andrew C. Hyman	Senior Vice President, Secretary
Paul A. Wakefield	Senior Vice President
Courtney Paul	Vice President, Assistant Secretary
Elin Strong	Vice President
Rashida Adams	Vice President